Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2004

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F ___X___                           Form 40-F _______
                               -

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------

         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes _______                                 No ___X___
                                                                    -

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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                            UNITED BUSINESS MEDIA PLC

Form 6-K Items
--------------


1. Press Release dated June 1, 2004.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNITED BUSINESS MEDIA PLC


Dated: June 2, 2004                         By:   /s/ Anne C. Siddell
                                                  ------------------------------
                                                  Name: Anne C. Siddell
                                                  Title: Group Company Secretary

                                                                          ITEM 1

                                                                    June 1, 2004

                              UNITED BUSINESS MEDIA

            UNITED BUSINESS MEDIA SET TO ACQUIRE LEADING PROFESSIONAL
                  HEALTHCARE MEDIA BUSINESS IN EUROPE AND ASIA.

United Business Media today announced it has submitted a binding offer to acquire MediMedia's drug information businesses in continental Europe and Asia, and all the trade press, patient education and pharma marketing solutions businesses in Germany, Benelux and Asia-Pacific. Its must-have products and brands - such as VIDAL and MIMS - occupy leading positions in its 21 markets.

The businesses have a long-established and consistent record of revenue and profit growth. Synergies with UBM's current healthcare business and the scope for product expansion in existing and new territories would provide the opportunity to boost its performance.

The purchase price envisaged is EUR 282.5 million in cash, and the transaction will be subject to the necessary regulatory clearances. In 2003 turnover was EUR
105.8 million and EBITDA was EUR 24.4 million, with further growth forecast in 2004. The acquisition would be earnings neutral in 2004 and is predicted to increase earnings by more than 5% in 2005. It is expected to achieve UBM's cost of capital within two years.

Clive Hollick, Chief Executive of United Business Media, said:

"This proposed acquisition is an excellent fit with our strategy of building our core franchises and extending our geographical coverage in key markets on attractive financial terms. MediMedia's market leading products generate a high level of recurring revenues and have good growth potential, which would be accelerated in tandem with other UBM healthcare products.

"UBM's resulting healthcare business would account for nearly a quarter of our revenues - equivalent to our major position in technology markets."

MediMedia's major drug information brands include VIDAL (France and Russia), Vademecum (Spain), Simposium (Portugal), Medex/Medasso (Benelux), Gelbe Liste (Germany), Pharmindex (Poland and Hungary) and MIMS (Asia, Australia and New Zealand). All of these brands occupy a number one position in their markets.

It is intended that Stephen Warshaw, International CEO of MediMedia, who has been specifically responsible for the management and expansion of all MediMedia's European operations, would be appointed CEO of the acquired businesses after completion. Stephen has deep knowledge of worldwide professional publishing and information, and of international business. His previous experience includes 12 years with Oxford University Press and seven years with Reed Elsevier, where his roles included CEO of Editions Techniques, Paris, and CEO of Reed Elsevier Medical Group.

Notes to editors:

BACKGROUND ON THE BUSINESS UBM HAS OFFERED TO ACQUIRE

The business UBM has offered to acquire is a leading drug information provider with the world's largest international network of operations, including presence in Russia, China, Thailand, Korea, Hong Kong, Taiwan, Vietnam, Philippines, Malaysia, New Zealand, Australia, Indonesia, Singapore, India, Hungary, Spain, Portugal, France, Belgium, the Netherlands, Germany and Poland.

In addition to this core drug information business, in Germany, Benelux and Asia-Pacific the business also comprises well-established leading medical press titles for healthcare professionals, pharma marketing solutions and patient education.

In 2003 the geographical split of revenues was as follows:

Asia Pacific     33%
Eastern Europe   5%
Western Europe   62%

Through its well-established and renowned leading brands, the business targets mainly healthcare professionals and point-of-care practitioners and is organised along four business lines:

o Drug information business: essential reference tools and directories used at the point of care by healthcare professionals. Financed mainly by pharmaceutical companies' sponsorship with direct sales to doctors, pharmacists physicians and students

o Trade press: mainly B2B publications for doctors, pharmacists and other healthcare professionals. Financed mainly through advertising

o Pharma marketing solutions: marketing and communication services for healthcare professionals, notably through publications and services that educate and inform doctors. Financed primarily by pharmaceutical companies' sponsorship

o Patient education: publication and services that educate and inform patients and general consumers about medical and healthcare issues. Financed by pharmaceutical companies' sponsorship, advertising and direct sales.

The business is part of MediMedia, a leading provider of medical information and communication services worldwide (http://www.medimedia.com), which was acquired by Cinven, Carlyle, Apax and management from Vivendi Universal Publishing in June 2002.

BACKGROUND ON UBM HEALTHCARE BUSINESSES

(The percentages quoted in the following paragraph are approximate and relate to 2003 pro-forma revenues i.e. including 2003 acquisitions as if they had been present for the full year.)

Healthcare is one of UBM's focus sectors, with related operations in all of the divisions, notably:

o CMP Media Healthcare, part of CMP Media, is a US healthcare publications and continuing medical education business. It accounts for approximately 20% of CMP Media's revenues, including 2003's acquisition of The Oncology Group and Cliggott Publishing

o CMP Information publishes titles in the general practitioner and pharmacist markets in the UK, which account for about 10% of divisional revenues

o CMP Asia has a healthcare and nutrition business which generates about a quarter of its revenues

o NOP World Healthcare accounts for approximately 25% of UBM's market research revenues

o PR Newswire, as the leading disclosure and news distribution network in the USA, is a key communication channel for many pharmaceutical companies, as demonstrated by PRN's Health/Biotech Newsline.

UBM HEALTHCARE ACQUISITION IN 2003

In November 2003, UBM announced the acquisition of the leading US oncology and primary care businesses The Oncology Group and Cliggott Publishing Inc. That acquisition added a strong position in oncology to UBM's (via CMP Healthcare Media) market leading positions in psychiatry, radiology, geriatrics and orthopaedics, making CMP Media one of the top US full-service healthcare communications companies, serving professionals across 15+ therapeutic categories.

The Oncology Group and Cliggott Publishing. The Oncology Group is US leader in the field of oncology publishing for specialists, researchers, primary care physicians and patients. Cliggott Publishing plays a leading role in educating primary care practitioners and medical surgical specialists and publishes several of the best-read journals in the US.

CMP Healthcare Media is part of UBM's CMP Media division.

CMP Healthcare Media delivers information and education to healthcare professionals via a diverse range of marketing and communication vehicles including publications, websites, tradeshows, meetings and conferences. CMP Healthcare Media's Publishing Group delivers unbiased objective coverage, independent of any professional association or commercial influence. Its publications lead the industry in requestor rates, demonstrating readership loyalty from subscribers in the fields of psychiatry, geriatric care, medical imaging and orthopaedics. CME, Inc. is a division of CMP Healthcare Media. CME, Inc. is an independent provider of continuing medical education for physicians and other healthcare professionals. With 25 years of expertise, CME, Inc. has unmatched editorial, research capabilities, faculty relationships and planning experience ensuring effective, balanced educational programmes delivered via a range of venues such as annual congresses, weekend conferences, internet programmes, home-study programmes and customised publications and meeting series. MEDReach is also a division of CMP Healthcare Media. It is an integrated marketing and communications company serving the pharmaceutical industry. MEDReach delivers new product information to key markets using the full range of CMP Healthcare's multimedia resources.

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, property and other industries. UBM offers services in market research, consultancy, news distribution, publishing and events to customers across the globe. Its brands include NOP World, one of the largest market research groups globally; PR Newswire, the world's leading corporate news distribution service and CMP, the B2B media and exhibitions group operating in high-tech, healthcare, property, entertainment, jewellery and fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.